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Focus Completes 70% Purchase of JPQ, Owner of Bayovar 12 Phosphate Project, Peru

March 30, 2015; Vancouver, Canada:  Focus Ventures Ltd. (FCV.V “Focus” or the “Company”) is pleased to announce the successful completion of the US$5 million loan facility from lenders (the “Lenders”) led by Sprott Resource Lending Partnership and the purchase of an outright 70% interest in Juan Paulo Quay S.A.C. (“JPQ”), the title holder of the Bayovar 12 concession, for US$4 million. (See Focus news release of March 10, 2015.)

David Cass, the President of Focus commented: “We’re extremely pleased to become the majority shareholder in JPQ, a key milestone for Focus.  This dramatically improves Focus’s investment case to potential strategic partners. We look forward to our new partnership with the other JPQ shareholders who will continue to provide the benefit of their local expertise as we advance the Bayovar 12 project. In the next 2-3 weeks we plan to publish an overview of our technical work program for 2015 and an overview of our marketing strategy for the Company.”

As part consideration for the loan facility, the Company has issued a total of 1,018,554 common shares at a deemed price of CDN$0.215 per share to the Lenders.  These shares have a resale restriction which expires on July 27, 2015.

The securities referred to in this news release have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.  This news release shall not constitute an offer to sell, nor the solicitation of an offer to buy, any securities.  Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

About Focus

Focus is an exploration and development company with two main assets, both located in Peru.

The Aurora porphyry copper-molybdenum property located in the Department of Cusco, which it is developing in a joint venture with Daewoo International Corporation, and the Bayovar 12 Phosphate deposit located in the Sechura district of Northern Peru.

Phosphate rock is a raw material for fertilizers and vital to world food production.  Focus is acquiring and developing quality phosphate projects in Latin America where the discovery and development of new deposits is becoming increasingly important given the growing demand and limited local supply of phosphate for fertilizer production.  For further information, please call 604-630-5544 or visit our web site www.focusventuresltd.com.

ON BEHALF OF THE BOARD

Ralph Rushton, Director

Symbol: TSXV-FCV

Shares Issued: 77.9-million

Contact:  Ralph Rushton

Tel: (604) 630-5544;  Fax: (604) 682-1514

Email: info@focusventuresltd.com

Website: www.focusventuresltd.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Company’s plans to explore, develop and market the Bayovar 12 project.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors include, among others, the Company’s ability to explore, develop and market the Bayovar 12 project as planned; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s stated goals and planned exploration, development and marketing activities for the Bayovar 12 project will be achieved; and that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.